FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which are attached hereto and incorporated by reference herein:
MIND CTI Announces MINDBill 7: The Genuine All-in-One Platform for Prepaid and Postpaid Billing .. Dated February 3, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2010

MIND C.T.I. LTD.
By Order of the Board of Directors, /s/ Monica Eisinger =================== Title: Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Announces MINDBill 7: The Genuine All-in-One Platform for Prepaid and Postpaid Billing

Exhibit 1

MIND CTI Announces MINDBill 7: The Genuine All-in-One Platform for Prepaid and Postpaid Billing

Yoqneam, Israel, February 3, 2010 - MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions, today announced its release of MINDBill version 7.

Monica Eisinger, Chairperson and CEO, commented: "We believe that we see signs of market improvement as we encounter increased interest in our range of solutions, from new prospects as well as our existing customer base. We continue to invest in enhancing our solutions with new functionality, such as the IN prepaid described below. Most of the enquiries now include support for prepaid enabled services. We have already completed our first deployment and go live of our first prepaid IN customer."

MINDBill 7, a true convergent end-to-end billing and customer care solution for the prepaid / postpaid mobile and wireline market segments includes the newly developed prepaid IN module. MINDBill Prepaid IN complements MINDBill's existing prepaid offering for VOIP, Broadband and WiMAX, presenting a true Quad Play solution. The Multiple Services Credit Control feature provides the real time quota allocation that enables the simultaneous usage of a number of services through different protocols (e.g. CAMEL, WIN/IS-826, RADIUS, Diameter, GTP', SIP, HTTP, TCP/IP, LDAP), while monitoring the consumption of a single account balance or a service wallet to avoid revenue leakage. This feature is a key differentiator that also allows full prepaid mobile roaming, in case some services are not supported by the used version of the IN protocol. In this case, MINDBill Prepaid IN connects directly to the relevant network elements (e.g. GGSN, SMSC, MMSC, Content) through their distinct AAA protocols, in parallel to the IN signaling control done for basic services like Voice and Mobile Originating SMS.

MINDBill allows true convergence of prepaid and postpaid services under the same account. The same rate plan may be used for both prepaid and postpaid as rating and charging are done by the same engine. The full richness of postpaid features and capabilities is available in real-time for prepaid services, including: multi-dimensional rating parameterized using a very user friendly GUI, distinguishing air and toll usage; rating intervals: stepped or tiered (dropping rates), configurable discounts, free unit bundles, taxation, recurring and one time charges and many more.

MINDBill Prepaid IN enables the account balance recharge with all payment modes and voucher models, introducing new customer self care facilities: IVR and USSD interfaces for balance inquiry, voucher insertions and credit card top up, complementing the existing Web Self Care and rich set of Web Services for 3rd party application integrations.

Doron Segal, CTO and VP Engineering, commented: "MINDBill is a genuine convergent prepaid and postpaid services platform that supports a single front end customer care interface, incorporates the benefit of an integral comprehensive point-of-sale solution with modules for cashier and inventory management and introduces a wide set of BI capabilities. MINDBill Prepaid IN supports all versions of commercially used IN protocols - CAMEL 2, 3 and 4 for GSM and IS-826 for CDMA. It is highly available and scalable from a few thousands to millions of prepaid subscribers."

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over ten years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com. The financial results can be found in the Investors section and in our Form 6-K as well.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com